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Exhibit

Exhibit Description

99.1 Announcement on 2026/08/05: Announcement that the proceeds for the 1st domestic unsecured convertible corporate bonds have been fully received

Exhibit 99.1

Announcement that the proceeds for the 1st domestic unsecured convertible corporate bonds have been fully received

1. Date of occurrence of the event: 2026/08/05

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: Not applicable

5. Cause of occurrence: Announcement in accordance with Article 9, Paragraph 1, Item 2 of the “Regulations Governing the Offering and Issuance of Securities by Securities Issuers”

6. Countermeasures: None

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

As of the date of this announcement, for the 1st domestic unsecured convertible corporate bond issuance, the collecting bank has fully received all subscription proceeds totaling NT$12,120,000,000, and has remitted the funds to the designated depository bank.